77D  Policies with respect to security investments:

The former policy for certain series of PIMCO Variable Insurance Trust listed below regarding currency hedging provided that such series will normally hedge at least 75% (80% in the case of the PIMCO Foreign Bond Portfolio (U.S. Dollar-Hedged) of its exposure to foreign currency. Effective August 31, 2006, each such series listed below changed its policy so that each such series will normally limit its foreign currency exposure (from non-U.S. dollar denominated securities or currencies) to 20% of its total assets:

PIMCO CommodityRealReturn Strategy Portfolio
PIMCO Diversified Income Portfolio
PIMCO Foreign Bond Portfolio (U.S. Dollar-Hedged)
PIMCO High Yield Portfolio
PIMCO Low Duration Portfolio
PIMCO RealEstateRealReturn Strategy Portfolio
PIMCO Real Return Portfolio
PIMCO Short-Term Portfolio
PIMCO StocksPLUS Growth and Income Portfolio
PIMCO StocksPLUS Total Return Portfolio
PIMCO Total Return Portfolio